UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ⌧

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: June 29, 2021

CAMTEK LTD.
___________________________________________

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON AUGUST 18, 2021

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Annual General Meeting of Shareholders of Camtek Ltd. (the “Company”), to be held at the Company’s offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), on Wednesday, August 18, 2021, at 4:00 PM (Israel time) (the “Meeting”) for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Yotam Stern, Moty Ben Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve as members of the Board of Directors of the Company;

B)	To re-elect each of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand to serve on the Board of Directors of the Company as external directors, for a second three-year term;

C)	To approve the grant of equity awards to each of the Company’s non-controlling directors, subject to their respective re-election for service;

D)	To approve compensation to the Company’s Chief Executive Officer;

E)	To approve certain amendments to the Company’s Compensation Policy; and

F)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2021 and for the year commencing January 1, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2020; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Monday, July 12, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health COVID-19 restrictions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

Whether or not you plan to attend the Meeting in person, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange Ltd. (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, Attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its ownership of the Company’s shares as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which he, she or it holds the shares and after carrying out a secured identification process, up to six (6) hours before the time fixed for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Wednesday, August 18, 2021). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) on Tuesday, August 17, 2021), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Wednesday, August 18, 2021).

By Order of the Board of Directors,

Rafi Amit
Chairman of the Board of Directors
June 29, 2021

- ii -

PROXY STATEMENT

CAMTEK LTD.
________________

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 18, 2021

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (the “Shares”), of Camtek Ltd. (“we”, “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponement or adjournment thereof  (the “Meeting”).

PURPOSE OF THE ANNUAL GENERAL MEETING

The Meeting will be held on Wednesday, August 18, 2021, at 4:00 PM (Israel time), at the Company’s offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Yotam Stern, Moty Ben Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve as members of the Board of Directors of the Company;

B)	To re-elect each of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand to serve on the Board of Directors of the Company as external directors, for a second three-year term;

C)	To approve the grant of equity awards to each of the Company’s non-controlling directors, subject to their respective re-election for service;

D)	To approve compensation to the Company’s Chief Executive Officer;

E)	To approve certain amendments to the Company’s Compensation Policy; and

F)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2021 and for the year commencing January 1, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2020; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health COVID-19 restrictions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Shares at the close of business on July 12, 2021, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its share ownership as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which they hold shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Wednesday, August 18, 2021). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) on Tuesday, August 17, 2021), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Wednesday, August 18, 2021).

A shareholder may revoke the authority granted by execution of his, her or its proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Votic System at a later date; or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his, her or its proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUORUM

Two (2) or more shareholders, present in person, by proxy, or voting through the Electronic Voting System, and holding together Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Wednesday, August 25, 2021, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time set for the adjourned meeting, the adjourned meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of  June 22, 2021, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than one percent (1%) of the Company’s issued and outstanding Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Shares Beneficially Owned” in the table below include Shares that may be acquired by an entity, individual or group upon the exercise of options that are either currently exercisable or will become exercisable, and Restricted Share Units (“RSUs”) which have vested or will vest, within sixty (60) days of  June 22, 2021. The Shares that may be issued under these options and RSUs are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. (“Priortech”)(3)	9,163,633	20.96%
Chroma ATE Inc. (“Chroma”)(4)	7,817,440	17.88%
Migdal Insurance & Financial Holdings Ltd (5)	3,320,161	7.59%
Federated Hermes, Inc.(6)	2,580,000	5.90%
Yotam Stern(7)	-	-
Rafi Amit(8)	30,095	0.06%
Leo Huang(9)	*	*
Office Holders as a Group (10)	83,767	0.19%

(1)	The total number of options which are exercisable, or will become exercisable, and RSUs which will vest, within 60 days of June 22, 2021, held by the persons included in the above table is 29,334.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

(2)	Based upon 43,710,116 Shares issued and outstanding as of June 21, 2021.

(3)
31.1% of the voting equity in Priortech is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech, Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our Shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(4)
Based on the Schedule 13G filed by Chroma on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 88, Wenmao Rd., Guishan Dist., Taoyuan City 333001, Taiwan.

(5)
Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on February 16, 2021, which presented ownership as of December 31, 2020. Of the 3,320,161 Shares reported as beneficially owned by Migdal (i) 3,320,161 Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii)  426,405 Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account). Migdal’s principal business address is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(6)
Based on the Schedule 13G filed by Federated Hermes, Inc. on February 12, 2021, which presented ownership as of December 31, 2020. The 2,580,000 Shares reported under such Schedule 13G by Federated Hermes are beneficially owned by registered investment companies and separate accounts advised by subsidiaries of Federated Hermes, Inc. that have been delegated the power to direct investment and power to vote the securities by the registered investment companies’ board of trustees or directors and by the separate accounts’ principals. All of the voting securities of Federated Hermes, Inc. are held in the Voting Shares Irrevocable Trust, the trustees of which are Thomas R. Donahue, Rhodora J Donahue, and J. Christopher Donahue Federated Hermes’ principal address is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779, USA.

(7)
Mr. Yotam Stern does not directly own any of our Shares. However, as Mr. Stern may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(8)
Mr. Amit directly owns 30,095 of our Shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(9)
Mr. Huang does not directly own any of our Shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the Shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such Shares.

(10)
Our Office Holders as a group directly own 54,433 of our Shares (and 29,334 options, which are exercisable or will become exercisable, and RSUs which will vest, within 60 days of June 21, 2021). Each of our Office Holders, other than Messrs. Amit and Stern (as a result of their beneficial interest in Shares owned by Priortech) and Mr. Huang (as a result of his beneficial interest in the Shares owned by Chroma), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest, and RSUs that will vest, within 60 days of June 21, 2021) and have therefore not been listed separately.

ITEM A

RE-ELECTION OF SIX (6) DIRECTORS

Background

The Company’s Amended and Restated Articles of Association (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than ten (10) directors. The Board is currently comprised of eight (8) members, six (6) of whom are serving terms that expire at the conclusion of the Meeting.

Each director (other than external directors under the provisions of the Companies Law) is elected at each annual general meeting for a term of approximately one year, commencing upon his or her appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In addition, Priortech and Chroma entered into a voting agreement pursuant to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Voting Agreement”). Under the Voting Agreement, Chroma is entitled to nominate up to two (2) individuals for service on the Board, Priortech is entitled to nominate up to three (3) individuals for service on the Board, and two (2) additional seats are held by external directors in accordance with the Companies Law.

Re-election of Currently Serving Directors

Pursuant to the recommendation of our Nomination Committee, it is proposed that each of Mr. Rafi Amit, Mr. Yotam Stern, Mr. Moty Ben-Arie, Mr. I-Shih Tseng, Mr. Leo Huang and Ms. Orit Stav be re-elected to serve as our directors, for a term of approximately one year, until the conclusion of the 2022 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration in writing from each of the nominees for re-election, confirming that he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his or her duties as a director of the Company. The Company is not aware of any reason why any of the six nominees, if re-elected, would be unable to serve as a director. Except for the Voting Agreement, the Company is not aware of any other understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the six nominees, based upon the records of the Company and information furnished by each nominee:

Rafi Amit has served on our Board since 1987, as our Chairman of the Board since June 2019 and as our Chief Executive Officer since January 2014. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board since 1987. Mr. Stern also served as the Chairman of our Board of Directors from May 2009 until August 2010. From 2001 until 2012, Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Moty Ben-Arie has served on our Board of Directors since March 2017. From March 2017 until the 2019 annual general meeting, Mr. Ben-Arie served as the Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and serves as the chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the chief executive officer of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and chief executive officer of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a Masters in Business Administration from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Orit Stav has served on our Board since September 2020.  Ms. Stav is an experienced investment manager with 20 years of experience in the field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory firm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Altshuler Shaham Properties Ltd., Hadasit Bio Technologies Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Aran Research and Development Ltd, ORT Technologies Ltd, A. Luzon Real Estate & Finance Ltd and Ya’acobi Brothers Group (YSB) Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund. Ms. Stav Holds a Masters in Business Administration from the University of Hertfordshire, UK and a B.A. in Economics and Management from Tel Aviv University.

Leo Huang has served on our Board as a representative of Chroma since June 2019. Mr. Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang holds a Bachelor’s degree in Electronics Engineering from National Chiao Tung University.

I-Shih Tseng has served on our Board as a representative of Chroma since June 2019. Mr. Tseng joined Chroma in 1998, serving as a director since June 2012 and as Business Unit President of Chroma since July 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng holds a PhD degree in Mechanical Engineering from Pennsylvania State University.

Directors’ Independency

Under the Nasdaq Listing Rules, a majority of our directors is required to be independent. Our Board determined that each of Messrs. Ben-Arie, Tseng and Huang and Ms. Stav qualifies as an independent director as defined in the Nasdaq Listing Rules (in addition to our two external directors, who also qualify as such). Further, our Audit Committee has classified each of Mr. Ben-Arie and Ms. Stav as an “Independent Director” in accordance with the Companies Law, based on their declarations that they comply with the independence criteria set under the Companies Law (in addition to our two external directors, who also qualify as such).

Directors’ Compensation

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s compensation policy, which was last approved by the Company’s shareholders on July 7, 2020 (the “Compensation Policy”), and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order.

As Messrs. Amit, Stern and Huang are nominated pursuant to the Voting Agreement, and are deemed to control the Company through their controlling interest in Priortech (Messrs. Amit and Stern) and Chroma (Mr. Huang), and Mr. Tseng is also nominated pursuant to the Voting Agreement, they do not and shall not receive any compensation (either in cash or equity) in consideration for their service as directors. For clarification purposes, Mr. Amit will continue to receive compensation for his service as our CEO, subject to shareholder approval (see Item D below).

Cash

Subject to the approval of their re-election for service as directors of the Company, Ms. Stav and Mr. Ben-Arie will receive cash remuneration in the same amounts as paid to our two (2) external directors, Messrs. Yael Andorn and Yossi Shacham-Diamand. These amounts include an annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 130,000 (approximately $39,975 based on the representative NIS/USD exchange rate published by the Bank of Israel on May 4, 2021 (the “Exchange Rate”)) as annual fee, NIS 3,500 (approximately $1,076, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees in person, NIS 2,100 (approximately $645, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 1,750 (approximately $ 538, based on the Exchange Rate) for each written resolution.

The above-mentioned cash remuneration is in line with the Compensation Policy, according to which each of the Company’s non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the “Remuneration Regulations”), based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies Whose Shares are Traded on a Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief From Related Party Transactions), 2000 (the “Relief Regulations”).

Equity

Subject to their re-election, and subject to shareholder approval for the grant of equity awards to each of our non-controlling directors, each of Ms. Stav and Mr. Ben-Arie shall be entitled to a yearly grant of equity (see Item C below).

Indemnification, Exemption and Insurance

In addition to the above, each of the six (6) nominees for re-election for service as a director shall be entitled to continue to be a party to the same indemnification and exemption agreements as entered into by the Company with all Office Holders serving from time to time (the “Indemnification and Exemption Agreement”), and will also continue to be insured under the Company’s directors and officers insurance policies, as all Office Holders of the Company.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, or through the Electronic Voting System, and voting thereon, is required for the re-election of each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve on our Board.

The re-election of each of these six (6) nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

 “RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2022 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2022 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2022 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

 “FURTHER RESOLVED, that Ms. Orit Stav be, and she hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2022 annual general meeting of the Company’s shareholders and until her respective successor has been elected, or until her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

 “FURTHER RESOLVED, that Mr. Leo Huang be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2022 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”; and

“FURTHER RESOLVED, that Mr. I-Shih Tseng be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2022 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”.

The Board recommends a vote FOR the approval of the proposed resolutions.

As each of the nominees for re-election has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election, each of them refrained from making a recommendation with respect to his or her own re-election.

In addition, as a result of the Voting Agreement, Messrs. Amit, Stern, Tseng and Huang have refrained from making a recommendation with respect to the re-election of each other.

ITEM B

RE-ELECTION OF TWO (2) EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of Israel are generally required to appoint at least two external directors. Each committee of a company’s board of directors empowered to exercise the board of directors authorities is required to include at least one external director, except for the audit committee and the compensation committee, which must be comprised of at least three directors, including all of the external directors, and the external directors must comprise the majority of the members of the compensation committee.

Re-Election of Currently Serving External Directors

Qualification

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two (2) years preceding that date, any affiliation (as such term is defined in the Companies Law) with the company; any controlling shareholder of the company at the date of such person’s appointment; a relative of a controlling shareholder; or any entity controlled, at the date of such person’s appointment or during the two (2) years preceding that date, by the company or by a controlling shareholder of the company.

A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing. The term “affiliation” includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or may otherwise interfere with such person’s ability to serve as an external director.

The Companies Law provides that prior to a shareholders meeting in which the appointment of an external director is to be considered, the nominee must declare that he or she meets the qualification criteria for being appointed as an external director. The Company has received such declarations from each of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand, who are nominated for service as external directors of the Company, confirming that they meet the qualification criteria for service as external directors of the Company.

Term

In general, external directors serve a three (3) year term, which may then be extended for two (2) additional three (3) year periods, provided that each such external director was nominated by the Board of Directors for each such additional term, and such additional term was approved in accordance with the approvals required under the Companies Law for election of external directors. Thereafter, in accordance with the Relief Regulations, an external director may be appointed for additional terms of service of not more than three (3) years each, provided that: (a) the company’s audit committee, followed by the board of directors, have approved that, considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment of such external director for an additional term of service is beneficial to the company; (b) the appointment of such external director for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior service periods of such external director, as well as the reasons of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

The initial three-year terms of service of Ms. Andorn and Prof. Shacham-Diamand are scheduled to expire on September 19, 2021 (the “Expiration Date”). Since our Nomination Committee is comprised of Ms. Andorn and Prof. Shacham-Diamand, the recommendation and resolution regarding their re-election as external directors was made by our Board. In accordance with the Nasdaq Listing Rules, their re-election was recommended by a majority of the Company’s independent directors. Pursuant to such recommendation, it is proposed that each of Ms. Andorn and Prof. Shacham-Diamand be re-elected for a second three-year term of service as external director, beginning on the Expiration Date and ending three (3) years thereafter.

Financial and Accounting Expertise

Under the Companies Law, generally at least one of the external directors must have “accounting and financial expertise” and each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law); The board of directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. Our Board has determined that Ms. Yael Andorn has the requisite “accounting and financial expertise” and that Prof. Yossi Shacham-Diamand has the requisite “professional qualifications” to serve as external directors.

The following are brief biographies of Ms. Andorn and Prof. Shacham-Diamand, based upon the records of the Company and information furnished to it by each of them:

Yael Yael has served on our Board since September 20, 2018, and she is currently the Chairperson of our Audit Committee. Ms Andorn is the founder and chief executive officer of CapitalA, and serves on the Boards of Directors of Israeli public companies such as Amot Investments and Castro. Ms Andorn previously served on many private and public boards, including El-Al Airlines, Midroog-Moody’s Rating, Oil Refineries (Bazan),  Retalix, The National Lottery, Clal Health Insurance and Clal Credit Insurance, and as head of the Investment Committee of the Teacher’s Saving Fund. Ms Andorn served as Director-General of Israel’s Ministry of Finance between 2013 and 2015 and as Partner at Viola Credit between 2012 and 2013. Between 2005 and 2011, Ms Andorn served as chief executive officer at Amitim and served on its Investment Committee. Ms Andorn held several positions at Israel’s Ministry of Finance Budget Department, Bank of Israel and IDF 8200 Intelligence Unit. Ms Andorn holds a Bachelor of Economics and a Masters in Business Administration from the Hebrew University of Jerusalem.

Yosi Shacham-Diamand has served on our Board since September 20, 2018. Since 2001, Prof. Shacham-Diamand serves as The Bernard L. Schwartz Academic Chair for nano scale information technologies in the Department of Electrical Engineering - Physical Electronics, and in the Department of Material Science and Technology, Faculty of Engineering, Tel Aviv University. Prof. Shacham-Diamand currently serves on the advisory board of CartaSense Ltd. and SolChip Ltd., and previously served as consultant to numerous manufacturing companies such as: Zoran Inc., Intel Inc., Applied Materials Inc., Nova Instruments Inc., as well as to numerous investment and holding companies in Israel and abroad. Prof. Shacham-Diamand previously served on the board of directors of PCB Ltd. (today, Priortech Ltd.) and “RAMOT” by Tel Aviv University. He is a visiting professor at Waseda University, Tokyo, Japan (Since 2004) and a visiting professor at the Department of Electronics and Telecommunication, The Politecnico di Torino, Torino, Italy (Since 2018), and serves as a distinguished international Chair Professor in Feng Chia University, Taichung, Taiwan (since 2012).   Since 2014, Prof Shacham-Diamand serves as a member of the MAGNET committee, Ministry of Trade and Industry. Prof. Shacham-Diamand holds a D.Sc. EE, M.Sc. EE, and B.Sc. EE (Summa-cum Laude), all from the Technion- Israel Institute of Technology, Haifa, Israel, and also completed a postdoctoral research at U.C. Berkeley, CA, USA.

Each of Ms. Andorn and Prof. Shacham-Diamand qualifies as an independent director as defined in the Nasdaq Listing rules, and also in accordance with the Companies Law.

The Company is not aware of any reason why any of the two (2) nominees, if re-elected, would be unable or unwilling to serve as external director. If elected, the external directors will receive cash remuneration as described below.

Compensation to our External Directors

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, as supplemented by the Alleviation Regulations, based on the classification of a company according to the amount of its capital. In addition, a company may compensate an external director in equity awards, other than convertible debentures which may be converted into shares, subject to certain limitations as set forth in the Remuneration Regulations.

A nominee for service as external director must be notified of his or her compensation prior to his or her appointment and, subject to certain exceptions, his or her compensation will not be amended throughout the three-year term during which he or she is in office.

Cash

Subject to the approval of their re-election for service as external directors of the Company, Ms. Andorn and Prof. Shacham-Diamand shall continue to receive the same cash remuneration as currently paid to them, as well as to all other non-executive (non-controlling|) directors of the Company - NIS 135,000 (approximately $39,975) as annual fee, NIS 3,500 (approximately $1,076) as in-person participation fee, NIS 2,100 (approximately $645) for conference call participation and NIS 1,750 (approximately $538) for written resolutions.

The above-mentioned cash remuneration is in line with the Compensation Policy, according to which each of the Company’s non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

As explained under Item A above, since these amounts are included in the range between the fixed amounts of the annual and participation fees as set forth in the Remuneration Regulations, based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations.

Equity

Subject to their re-election, and subject to shareholder approval for the grant of equity awards to each of our non-controlling directors, each of Ms. Andorn and Prof. Shacham-Diamand shall be entitled to a yearly grant of equity (see Item C below).

Indemnification, Exemption and Insurance

In addition to the above, each of Ms. Andorn and Prof. Shacham-Diamand shall be entitled to continue to be a party to the Indemnification and Exemption Agreement, and will also continue to be insured under the Company’s directors and officers insurance policies, as all Office Holders of the Company.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal, in person, by proxy or by electronic voting, is necessary for the approval of the re-election of Ms. Andorn and Prof. Shacham-Diamand as external directors. In order to approve the above-mentioned proposal, the majority of the Shares voted in favor of this proposal cannot be held by “controlling shareholders” or shareholders with a “personal interest” in the approval of such proposal, not taking into account any abstentions, and the total number of Shares referred to above voting against such proposal cannot exceed two percent (2%) of the aggregate voting rights in the Company (a “Disinterested Majority”).

The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other Office Holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, a shareholder is deemed to have a personal interest if a company, other than Camtek, which is affiliated with such shareholder, has a personal interest in the adoption of the proposal. Such company is a company in which the shareholder or a member of his or her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns five percent (5%) or more of the outstanding shares. However, a shareholder is not deemed to have a personal interest in the adoption of the proposal if such shareholder’s interest in such proposal arises solely from his, her or its ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma, Priortech, Messrs. Amit and Stern, who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposal. However, as required under Israeli law, the enclosed form of proxy requires that each shareholder specifically indicate whether he, she or it is, or is not, a controlling shareholder or has a personal interest in the approval of such proposal. Without indicating to this effect, we will not be able to count your vote in determining whether the above Disinterested Majority approval requirements are satisfied.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ms. Yael Andorn be, and she hereby is, re-elected to serve as an external director of the Company, for a second three-year term, commencing on September 20, 2021 and until September 19, 2024”; and

“FURTHER RESOLVED, that Prof. Yosi Shacham-Diamand be, and he hereby is, re-elected to serve as an external director of the Company, for a second three-year term, commencing on September 20, 2021 and until September 19, 2024”.

 The Board of Directors recommends a vote FOR approval of the proposed resolutions.

As each of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election, each of them refrained from making a recommendation with respect to his or her own re-election.

ITEM C

APPROVAL OF EQUITY AWARDS TO THE COMPANY’S NON-CONTROLLING DIRECTORS

Background

According to the Companies Law, compensation paid to our directors require, in general, the approval of our Compensation Committee, Board and shareholders, in that order.

General

In addition to the cash fees set forth under Item A above, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for directors, following the approval of our Compensation Committee, our Board approved on April 28, 2021, subject to shareholder approval, a new equity award mechanism. According to such mechanism, our directors who are not classified as controlling shareholders, including our external directors (but not including Mr. Tseng, who himself is not a controlling shareholder but serves as our director pursuant to the Voting Agreement and therefore does not receive any compensation for such service), either currently serving or as shall be appointed from time to time (“Non-Controlling Directors”), will be entitled to a fixed annual equity award.

Hence, commencing as of this Meeting, subject to shareholder approval, each of the Company’s Non-Controlling Directors shall, on the date of each annual general meeting of shareholders of the Company and subject to his or her election, re-election or continuous service, be granted an annual equity award based on the mechanism and under the terms detailed below, without the need for further approval.

Mechanism

(a)
Each of our Non-Controlling Directors shall be granted an equal mix of options to purchase Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”) and Restricted Share Units (“RSUs”) (the Market-Value Options and the RSUs together, the “Annual Equity Award”);

(b)	The value of the Annual Equity Award shall be 50,000 USD;

(c)
The actual number of Market-Value Options and RSUs to be granted each year, bearing the foregoing 50,000 USD value, shall be determined based on the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”); and

(d)
In case a Non-Controlling Director is appointed in between annual general meetings, in accordance with our Articles – the Annual Equity Award will be pro-rated according to the part of the year that has passed since the previous annual general meeting of shareholders.

Terms

(a)
Date of Grant: The Annual Equity Award will be granted on the date of each annual general meeting of shareholders (including this Meeting); provided that in case a Non-Controlling Director is appointed in between annual general meetings, in accordance with our Articles, the Annual Equity Award will be granted on the date of his or her appointment (the “Date of Grant”);

(b)	Exercise Price: The exercise price of the Market-Value Options will be equal to the Market Value, and the RSUs shall have an exercise price of NIS 0.01 per share, which is the par value of each Share;

(c)
 Vesting Schedule: The Annual Equity Award shall be subject to time-based vesting and will vest in one installment on the date of the annual general meeting of shareholders following the Date of Grant, provided that at such time the applicable grantee is still a director of the Company;

(d)	Exercise Period: The exercise period of the Market-Value Options shall be seven (7) years from the Date of Grant; and

(e)
The rest of the terms of the Annual Equity Awards shall be in accordance with the Company’s 2018 Share Incentive Plan (the "Plan(", or under the terms of any other share incentive plan of the Company, as shall be in effect from time to time.

Considerations Taken into Account by our Compensation Committee and Board

•
Compensation Policy: The proposed Annual Equity Award is in line with the Compensation Policy, according to which each of our directors may be entitled to receive equity-based compensation, the annual value of which shall not exceed 100,000 USD. Also, the Compensation Policy includes a provision according to which the equity based compensation of each of the Company’s directors shall vest in quarterly installments; however, our Compensation Committee and Board decided that the Annual Equity Award shall only vest after an approximately one-year cliff, thus ensuring that in case a director’s service is terminated prior to the end of his or her term, for any reason, any unvested equity shall be forfeited upon such termination date.

•
Benchmark Information: The proposed value of the Annual Equity Award for each of our Non-Controlling Directors was examined and evaluated by our Compensation Committee and Board in accordance with a peer group study, taking into account the type and value of equity awards, as well as the full compensation packages, granted to directors serving in companies included in the peer group. Following due consideration, our Compensation Committee and Board have determined that the value of the total compensation paid to Camtek’s directors, including the value of the proposed Annual Equity Award, is well below the median range of total director compensation provided by our peer companies included in such study. Further, our Compensation Committee and Board noted the market practice for international companies to grant equity awards in a mixture of Market-Value Options and RSUs, as suggested under the Annual Equity Award plan.

•
Dilution Effect: In accordance with the Plan, the maximum number of shares underlying all equity awards granted under it in any calendar year (commencing as of the 2018), shall not exceed three and a half percent (3.5%) of the Company’s total issued and outstanding share capital as of December 31 of the preceding calendar year, subject to customary adjustments as provided under the Plan. Accordingly, the grant of the Annual Equity Award to each of our Non-Controlling Directors shall in no event cause an annual dilution in excess of the allowed percentage under the Plan. Moreover, the Company has historically been very conservative and cautious with respect to maintaining low levels of dilution in relation to its share-based compensation plans, and has ensured that the level of dilution on a fully diluted basis (i.e., including all outstanding awards granted to employees, along with any authorized pool for equity based compensation), be less than 10% of the Company’s issued and outstanding share capital. Our Compensation Committee and Board remain committed to maintaining such low levels of dilution, well below such 10% threshold, with respect to the Company’s equity-based compensation plans (currently at approximately 3%).

•
General Considerations: When considering the proposed Annual Equity Award, our Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including, inter alia, the responsibilities and duties of our Non-Controlling Directors, the estimation of such Non-Controlling Directors’ expected contribution and the importance of the Non-Controlling Directors to the future growth and success of the Company. Our Compensation Committee and Board further noted that the Annual Equity Award is not subject to performance conditions, thus insuring that the Non-Controlling Directors’ independence is not jeopardized and encouraging balanced risk management, and that it is identical for each of our Non-Controlling Directors, as required under the applicable provisions of the Companies Law, requiring all members of our Compensation Committee to receive equal compensation.

To conclude, our Compensation Committee and Board believe that the proposed Annual Equity Awards to our Non-Controlling Directors are in the Company’s best interests and are in line with the compensation philosophy and objectives set forth in the Compensation Policy, and that, along with the cash component payable to each of them, will: (i) provide an adequate recognition for the time, attention and expertise required by our directors; (ii) will set the foundation for attracting the most qualified and experienced directors in our industry, through the grant of a compensation element having a long term incentive value, while taking into account the interests of the Company’s shareholders and the effect of such grant on the dilution level of our shareholders; and (iii) will provide our directors with compensation which is more aligned with the common practice implemented by our global peers.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting, is required for the approval of the foregoing resolution.

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, to approve the grant of the Annual Equity Award to each of our Non-Controlling Directors, currently serving or as shall serve from time to time - all upon the terms described in this Item C of the Proxy Statement for the 2021 Annual General Meeting of Shareholders”.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

As Messrs. Andorn, Shacham-Diamand, Stav and Ben-Arie have a personal interest in the foregoing proposed resolution, they each refrained from making a recommendation with respect to such resolution.

ITEM D

APPROVAL OF COMPENSATION FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer of a publicly traded company require approval by the compensation committee, board of directors and company’s shareholders, in that order. Further, if the chief executive officer is a controlling shareholder of the company, his or her compensation terms should be brought for shareholder approval not less than every three (3) years.  In general, such compensation should be consistent with the company’s compensation policy.

Mr. Amit may be deemed, together with a third party, to control the Company, as a result of a voting agreement relating to a majority of the voting equity of the Company’s parent company, Priortech, pursuant to which Mr. Amit may be deemed to control Priortech, and indirectly control the Company (for an explanation of such controlling interest see BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT).

The compensation terms of Mr. Amit were last approved by our shareholders on June 12, 2018.

We now seek our shareholder approval for the renewal of these terms, as well as for certain amendments to the compensation paid to Mr. Amit in consideration for his services as our CEO, effective as of the date of the Meeting and for a period of three (3) years thereafter, all as detailed below.

General

The Company believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly skilled executives, with the competencies needed to excel in a rapidly changing marketplace and to continually motivate the Company’s management and employees.

Annual Base Salary and Related Benefits

In accordance with his current employment terms, Mr. Amit dedicates ninety percent (90%) of his time to his role as our CEO and is entitled to a gross annual base salary of $313,133 (including social benefits) (the “CEO Base Salary”). He is also entitled to accumulate up to five (5) annual vacation quotas (in case those days have not been used by him). Upon termination of employment, any unused accumulated vacation days will be redeemed in payment. In addition, as Mr. Amit resides in Asia, close to the Company’s primary markets, he is entitled to receive benefits granted to employees of the Company who relocated to Asia, such as flights, housing and health insurance.

This year, the Company is not requesting a change in any terms of employment, and is bringing to shareholders’ vote only the variable items of Mr. Amit’s compensation package, as required under Israeli law.

Cash Bonus Plan for the Years 2021, 2022 and 2023

In order to streamline the annual-bonus process, and following the approval of our Compensation Committee, on March 16, 2021, our Board adopted, subject to shareholder approval, a three-year cash bonus plan for our CEO. According to such plan, the “On-Target” bonus amount shall be equal to not more than the CEO Base Salary (the “On-Target Bonus”), and for the year 2021 it will be equal to nine (9) months’ base salary.

Further, for each of the years 2021, 2022 and 2023, the cash bonus plan shall include the following parameters and weights, calculated in accordance with the following principles (altogether, the “CEO Cash Bonus Plan”):

1.	Measurable Targets:

At least eighty percent (80%) of the targets forming part of the CEO Cash Bonus Plan will be measurable targets, and will include financial and non-financial targets.

a.	Financial measurable targets (the “Financial Measurable Targets”):

At least two (2) different financial measurable targets, weighting together at least fifty percent (50%) of the CEO Cash Bonus Plan (such as, for example, Revenues, Operating Margin, Operating Profit, Net Income, Gross Margin, Cash flow and Operating Income).

For the year 2021, the proposed Financial Measurable Targets shall include the Company’s revenues and Non-GAAP Operating Income targets, both to be determined based on the Company’s financial results for the year 2021.

For each of the years 2022 and 2023, our Compensation Committee and Board of Directors may decide to change the weight of the Financial Measurable Targets (but not reduce it below the 50% minimum weight), elect different appropriate Financial Measurable Targets or add additional appropriate Financial Measurable Targets, as shall be the case, by implementing a similar methodology as described in this Section a.

b.	Non-financial measurable targets (the “Non-Financial Measurable Targets”, and together with the Financial Measurable Targets, the “Measurable Targets”).

At least one different Non-Financial Measurable Target, weighting together no more than fifty percent (50%) of the CEO Cash Bonus Plan (such as, for example, achievement by the Company of a certain business milestone).

For the year 2021, the Non-Financial Measurable Target shall consist of a target relating to the Company’s strategic roadmap.

For each of the years 2022 and 2023, our Compensation Committee and Board may decide to change the weight of the Non-Financial Measurable Targets (but not increase it above the 50% maximum weight), elect different appropriate Non-Financial Measurable Targets or add additional Non-Financial Measurable Targets, as shall be the case, by implementing a similar methodology as described in this Section b.

Following the end of each calendar year, the actual achievements of the Company for that year shall be measured as follows:

(i)
Achievement of one hundred percent (100%) of the Measurable Targets, will entitle the CEO to receive an annual cash bonus payment equal to the percentage of the Measurable Targets in the On-Target Bonus;

(ii)
Achievement above one hundred percent (100%) of any of the Measurable Targets will increase the cash bonus for such Measurable Target in accordance with its applicable mechanism as shall be pre-determined by our Compensation Committee and Board for each year (provided that in no event shall the annual CEO Cash Bonus Plan payment exceed the Payment Cap as defined below); and

(iii)
Achievement below one hundred percent (100%) of any of the Measurable Targets (but above the Payment Threshold as defined below) will decrease the cash bonus for such Measurable Target in accordance with its applicable mechanism, as shall be pre-determined by our Compensation Committee and Board for each year.

2.
Non-Measurable Targets: No more than twenty percent (20%) of the targets for the annual CEO Cash Bonus Plan will be non-measurable targets, which may include one or more objectives, as shall be pre-determined by our Compensation Committee and Board. There are no non-measurable targets under the 2021 CEO Cash Bonus Plan. Our Compensation Committee and Board may determine such targets for the CEO Cash Bonus Plan of each of the years 2022 and 2023.

Threshold and Cap

In accordance with our Compensation Policy, in the event that in a given year the Company’s Non-GAAP Net Profit shall be less than $6,000,000 (or a higher amount in the event so determined by our Compensation Committee and Board in a given year) (the “Payment Threshold”), no CEO Cash Bonus Plan payment shall be paid to our CEO. For the year 2021, our Compensation Committee and Board determined that the Payment Threshold will be $15,000,000.

Further, it is proposed that the aggregate amount of the annual cash bonus actually paid to our CEO, with respect to each of the years 2021, 2022 and 2023, shall not exceed 200% of the CEO Base Salary, as allowed under the Amended Policy (as defined below) (the “Payment Cap”), it being clarified that if the CEO Compensation Package (as defined below) is approved, but the Amended Policy is not approved by our shareholders, then the Payment Cap shall be reduced to 150% of the CEO Base Salary, as allowed under our current compensation policy.

Equity Grant Plan for the Years 2021, 2022 and 2023

Following the approval of our Compensation Committee, our Board resolved on April 28, 2021, subject to shareholder approval, that for each of the years 2021, 2022 and 2023, our CEO shall be entitled to an annual grant of equity. At least 40% of such annual grant of equity shall be comprised of options with a fair market value exercise price, or be subject to performance-based vesting (see below). The value of the annual grant of equity shall not exceed the cap set under our Compensation Policy, which is 300% of the CEO Base Salary (the “Annual CEO Equity Grant”).

The additional terms under which the Annual CEO Equity Grant shall be provided to our CEO are as follows:

Date of Grant

For the year 2021, the date of grant of the Annual CEO Equity Grant shall be the date of this Meeting. For each of the years 2022 and 2023, the date of grant of the Annual CEO Equity Grant shall be the date of the Board’s approval of the respective Annual CEO Equity Grant.

Time-Based Vesting

Each Annual CEO Equity Grant shall vest as follows: (a) the performance-based portion of the Annual CEO Equity Grant shall vest over a period of four (4) years, in four equal installments, such that one fourth (1/4) of the total grant shall vest each year, beginning upon the first anniversary of the Board’s approval of the respective Annual CEO Equity Grant and then on each of the three (3) subsequent anniversaries thereafter, and (b) the time-based portion of the Annual CEO Equity Grant shall vest over a period of four (4) years, such that one fourth (1/4) of the total grant shall vest beginning upon the first anniversary of the Board’s approval of the respective Annual CEO Equity Grant and then on each of the twelve (12) subsequent quarters thereafter.

Performance-Based Vesting

The performance criteria for equity including performance-based vesting shall be determined in advance by the Compensation Committee and Board and shall include targets that the Compensation Committee and Board consider commercially challenging to achieve at the applicable four (4) years vesting period. The achievement of the performance targets shall be evaluated on March 31, following each performance year, so that each such date shall be a performance criteria measurement date.

Upon the achievement of the applicable performance-based vesting criteria, the applicable portion of the Annual CEO Equity Grant shall remain subject to the time-based vesting. That portion of the Annual CEO Equity Grant that has not met the performance-based vesting criteria shall expire and terminate and become null and void.

The equity including performance-based vesting shall be subject to a cumulative achievement mechanism for the entire period, whereby, for example, in the event that on the second performance criteria measurement date the targets for both the first and second performance years have been cumulatively met, then the CEO shall be entitled to a performance-based vesting on the second vesting date for both years (even if the performance criteria for the first performance year was not met on the first performance criteria measurement date).

In addition, the equity including performance-based vesting shall be subject to an overachievement opportunity; e.g., when the next performance year’s target has been achieved during a certain performance year, then, in addition to the vesting of the applicable portion of the equity subject to such year’s performance-based vesting, that portion of the equity subject to the next performance year’s target shall be released from the relevant performance criteria, and continue to be subject only to the fulfillment of any remaining time-based vesting (without the need to further evaluate performance with respect to the performance years for which the targets have been fulfilled).

Last, upon the closing of a Corporate Transaction (as such term is defined under the Plan), the performance-based vesting shall no longer be applicable, such that any equity which was originally subject to such performance-based vesting shall only remain subject to time-based vesting.

Exercise Period

The Annual CEO Equity Grant shall be granted under the Plan, and any vested portion thereof may be exercised for a term of seven (7) years from its Date of Grant, after which it shall expire and terminate and become null and void.

Acceleration

The Annual CEO Equity Grant shall be subject to a double trigger acceleration mechanism, such that under certain Double Trigger Circumstances (as such term is defined in the Plan) our CEO shall be entitled to acceleration of the time-based vesting. It being clarified that under circumstances of a Corporate Transaction (as such term is defined under the Plan) that do not constitute Double Trigger Circumstances, there shall be no such acceleration.

Change of Control

Upon an event of change in control of the Company (a “Change of Control”), as shall be defined in the CEO’s option agreement or notice of grant, fifty percent (50%) of the outstanding unvested Annual CEO Equity Grant (subject to time-based vesting) shall be accelerated, and the remaining fifty percent (50%) of such outstanding unvested Annual CEO Equity Grant shall be subject to a double trigger acceleration mechanism, as described above.

Dilution

The Annual CEO Equity Grant shall not cause an annual dilution in excess of the allowed percentage under the Plan (which is three and a half percent (3.5%) of the Company’s total issued and outstanding share capital as of December 31 of the preceding calendar year, subject to customary adjustments as provided for under the Plan). Our Compensation Committee and Board remain committed to maintaining such low levels of dilution, well below the 10% threshold recommended by the ISS (Institutional Shareholder Services) in its Israeli Proxy Voting Guidelines, with respect to any proposed and/or outstanding equity-based compensation plans (currently at approximately 3%).

2021 Equity Grant

The 2021 Annual CEO Equity Grant is comprised of RSUs, 40% of which are subject to performance-based vesting, at a value of approximately $804,100 as of the date of this Proxy Statement.  Our Compensation Committee and Board determined that the performance criteria for the 2021 Annual CEO Equity Grant shall be a continuous growth in at least one of two alternative financial parameters: annual revenues and Non-GAAP operating income. Since the specific targets forming part of such performance criteria are considered commercially sensitive information, the disclosure thereof would be detrimental to the interests of the Company and its shareholders.

Considerations Taken into Account by our Compensation Committee and Board of Directors

Our Compensation Committee and Board believe that the proposed CEO Annual Base Salary and related benefits, CEO Cash Bonus Plan and the Annual CEO Equity Grant (Collectively, the “CEO Compensation Package”) are in the Company’s best interests and are in line with the Compensation Policy, including the compensation philosophy and objectives set forth therein. With respect to the Annual CEO Equity Grant, our Compensation Committee and Board considered, among other things, the importance of motivating and incentivizing our CEO through the grant of equity, a compensation element which includes vesting over a total of four (4) years, thus having a long term incentive value, while taking into account the interests of the Company’s shareholders and the effect of such equity grant on the dilution level of our shareholders.

Further, the Compensation Committee and Board believe that the grant of RSUs under the 2021 CEO Equity Grant is more beneficial to the Company, in light of, among other things, a market practice for international companies to grant equity awards in the form of RSUs, which are less sensitive to market fluctuations and maintain an interest in the Company’s success also when the company’s market price declines. In addition, the Compensation Committee and Board determined that the proposed 2021 CEO Equity Grant suitably links pay to performance, especially in light of the inclusion of performance targets thereunder, aligns the CEO’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management.

When considering the proposed CEO Compensation Package and reaching their conclusion, the Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including the responsibilities and duties of Mr. Amit in his capacity as the Company’s CEO, the importance of providing competitive compensation in order to retain talented and essential executives such as Mr. Amit, the estimation of Mr. Amit’s expected continued contribution and the importance of Mr. Amit to the future growth and success of the Company.

In addition, our Compensation Committee and Board reviewed and considered benchmark information and data of peer companies which operate globally in the semiconductor industry as well as Israeli hi-tech companies, including companies that are based in the United States and companies that do business in the same geographical locations as the Company, in order to understand the compensation practices and compensation levels of our global competitors, with whom we compete for talent. Such benchmark information indicated that the value of each component of the CEO Compensation Package is below the median level of the value of each such compensation component of CEOs in our peer group.  Based on this evaluation and on the above-mentioned considerations, the Compensation Committee and Board have resolved to approve, and are recommending that shareholders approve, the CEO Compensation Package.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholder approval must also include the Disinterested Majority (as defined above). The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he, she or it is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding “control” and “personal interest”, and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption “Required Vote”.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma, Priortech, Messrs. Amit and Stern who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposal. However, the Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he, she or it is a controlling shareholder or has a personal interest in the proposed resolution. Accordingly, the enclosed form of proxy requires that each shareholder specifically indicate whether he, she or it is, or is not, a controlling shareholder or has a personal interest in the approval of this proposal. Without indicating to this effect, we will not be able to count such shareholder’s vote in determining whether the Disinterested Majority approval requirements are satisfied.

It is proposed that at the Meeting, the following resolutions be adopted:

 “RESOLVED, to approve the CEO Compensation Package - all upon the terms described in this Item D of the Proxy Statement for the 2021 Annual General Meeting of Shareholders”.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

As Mr. Amit has a personal interest in the foregoing proposed resolution, he refrained from making a recommendation with respect thereto.

Further, As a result of the Voting Agreement, Messrs. Stern, Tseng and Huang have also refrained from making a recommendation with respect to such resolution.

ITEM E

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy.

Background

As required under the Companies Law, the Company maintains a compensation policy which provides a framework for terms of office and employment of our Office Holders, including base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance and rights to indemnification. Our Compensation Policy was last approved by our shareholders on July 7, 2020, following the recommendation of the Compensation Committee and Board.

Under the Companies Law, the Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and, in general, should be re-approved by the Compensation Committee, Board and shareholders at least every three years.

General

Our Compensation Committee and Board of Directors have determined, in separate resolutions dated June 15, 2021, respectively, that, subject to shareholder approval: (i) the limitations set forth in the Compensation Policy with respect to annual Cash Plan payments for Executives (including the CEO) should be amended as follows; and (ii) language shall be added to our Compensation Policy, allowing our Compensation Committee to purchase additional directors and officers (“D&O”) insurance coverage in connection with a material transaction of the Company, as detailed below:

Section C.8.1.6:

The cap for the annual Cash Plan payment for each Executive (including the Company’s CEO) in a given year, shall be increased, and shall not exceed 200% of the Executive’s On Target Cash Plan.

Section E.3:

In order to provide adequate coverage for our directors and officers with respect to a specific material transaction or a series of related transactions, constituting together a material transaction for the Company (including but not limited to an acquisition, merger, share swap, or public offering), our Compensation Committee shall be authorized, to the extent an additional insurance coverage is required in its opinion, to purchase coverage in amounts of up to 3 times the then existing limit of coverage under the Compensation Policy, with costs of up to 3 times the then existing limit of premium amounts under the Compensation Policy, without additional shareholders' approval, if and to the extent permitted under the Companies Law.

Our Compensation Committee and Board believe that these amendments are in the Company's best interests and are appropriate and suitable. With respect to the proposed amendment in the cap for Executives’ annual Cash Plan payment, the Compensation Committee and Board considered, among other things, the importance of motivating and incentivizing our Executives through variable cash incentives that are in line with the current market practice for comparable companies, and taking into account the Company's business characteristic, financial position, needs, prospects and strategic goals. With respect to the proposed amendment concerning the additional D&O insurance, our Compensation Committee and Board believe that it will encourage the Company’s Executives to consummate strategic and valuable transactions, that are in line with the interests of the Company’s shareholders, and which might increase the Company’s market share and value.

Further, our Compensation Committee and Board believe that the proposed amendments are customary compensation mechanisms, are appropriate and in-line with prevailing market practice. They also align Executives’ long-term interests with those of the Company and its shareholders and provide the Company with the ability to competitively attract and retain highly qualified Executives, who are essential to the Company’s ongoing growth and success, while maintaining adequate balance with other interests of the Company and its shareholders.

When considering the proposed amendments, our Compensation Committee and Board considered numerous additional factors, such as the advancement of the Company’s objectives, the Company’s business plan and long-term strategy and creation of appropriate incentives for executive officers and directors, the Company’s risk management, size and the nature of its operations, and reviewed various empirical data and information they deemed relevant.

The proposed amendments to the Compensation Policy are marked in a revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the "Amended Policy").

If the above-mentioned amendments to the Compensation Policy are adopted by our shareholders, then the date of such adoption shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the adoption of the Amended Policy is not approved by our shareholders, then the current Compensation Policy shall continue to be in full force and effect until July 6, 2023, which is the end of the three (3)-year period that commenced on the date of its adoption by our shareholders.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholder approval must also include the Disinterested Majority (as defined above). The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he, she or it is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding “control” and “personal interest”, and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption “Required Vote”.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma, Priortech, Messrs. Amit and Stern who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposal. However, the Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he, she or it is a controlling shareholder or has a personal interest in the proposed resolution. Accordingly, the enclosed form of proxy requires that each shareholder specifically indicate whether he, she or it is, or is not, a controlling shareholder or has a personal interest in the approval of this proposal. Without indicating to this effect, we will not be able to count such shareholder’s vote in determining whether the Disinterested Majority approval requirements are satisfied.

It is proposed that at the Meeting, the following resolutions be adopted:

 “RESOLVED, that the Amended Policy, in the form attached as Exhibit A to the Proxy Statement for the 2021 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three (3) years as of the date hereof”.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

As all members of the Board have a personal interest in the foregoing proposed resolution, in accordance with the Companies Law, they were all entitled to participate and vote on said resolution.

ITEM F

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”), as independent auditor of the Company, for the fiscal year ending December 31, 2021 and until immediately following the next annual general meeting of shareholders.

Somekh Chaikin was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Over the years, and until 2020, Somekh Chaikin served as joint independent auditor of the Company, but as a sole auditor for all SEC filings.

The Company’s Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin. Accordingly, the Board of Directors recommended the re-appointment of Somekh Chaikin as the Company’s sole independent auditor for the fiscal year ending December 31, 2021 and until immediately following the next annual general meeting of shareholders.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent auditor, Somekh Chaikin. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent auditor and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

According to the Articles, the Board is authorized to determine, following the recommendation of the Audit Committee, the basis of the Company’s independent auditor’s compensation in accordance with the volume and nature of the services rendered by him. The following table presents iinformation regarding the aggregate amount of fees paid by the Company to Somekh Chaikin for their services to the Company for the fiscal year ended December 31, 2020:

Services Rendered	Fees
Audit fees[1]	$255,700
Tax[2]	$7,700
Audit Related Services[3]	$47,000
Total	$310,400

Approval of the re-appointment of Somekh Chaikin as the Company’s independent auditor is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy or through the Electronic Voting System, is required for the re-appointment of Somekh Chaikin as independent auditor of the Company for the fiscal year ending December 31, 2021 and until immediately following the next annual general meeting of shareholders, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the independent auditor’s fees for the term of his appointment.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, be re-appointed as the independent auditor of the Company, for the fiscal year ending December 31, 2021 and until immediately following the 2022 annual general meeting of shareholders; and (ii) the Board shall be authorized to determine the fees for Somekh Chaikin, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services.”

The Board recommends a vote FOR the approval of the proposed resolution.

[1]
Audit fees for the year ended December 31, 2020 were for professional services rendered for the integrated audit of the Company’s annual consolidated financial statements and its internal controls over financial reporting (2020 audit of consolidated financial statements) and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]	Tax fees for the year ended December 31, 2020 relate to tax compliance, planning and advice.
[3]
Fees for audit related services for the year ended December 31, 2020 are fees for professional services rendered in connection with the audit and other assignments, including consultancy and consents, provided in the framework of the underwritten public offering and related prospectus supplements filed by the Company with the SEC.

DISCUSSION OF THE AUDITOR’S REPORT AND

THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2020

At the Meeting, shareholders will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2020, as required by the Companies Law. This item will not involve a vote of the shareholders.

The Company’s 2020 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2020 (filed with the SEC on March 9, 2021), may be viewed on the Company’s website: http://www.camtek.com, through the EDGAR website of the SEC at www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board, Rafi Amit Chairman of the Board of Directors June 29, 2021

Exhibit A

Executives & Directors Compensation Policy

A.	Overview

1.	Policy Guidelines

1.1.
Our Company provides inspection and metrology solutions dedicated to increasing production yield and products reliability, enabling and supporting customers’ latest technologies in the semiconductor industry.

1.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

1.3.
Our uncompromising commitment to excellence is based on performance, responsiveness and support. The Company’s success in fulfilling its commitments and long term vision and strategy relies on the excellence of its human resources through all levels and on creating appropriate incentives for our employees and executives. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

1.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the “Policy”), which shall enable us to attract and retain highly qualified and talented Office Holders. Moreover, the Policy shall motivate our Office Holders to achieve ongoing targeted results in addition to a high-level business performance in the long term, all, without encouraging excessive risk-taking.

1.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

1.6.
The Policy provides our Compensation Committee and Board of Directors (the “Board of Directors”) with adequate measures and flexibility, to tailor each of our Executive’s compensation package based, among others, on geography, applicable market terms, tasks, role, scope of position, seniority, skills and capability.

1.7.	The Policy shall maintain consistency in the way Office Holders are compensated.

1.8.	The Policy shall provide the Compensation Committee and the Board of Directors with guidelines as to exercising their discretion under the Company’s equity plans.

1.9.	The Policy is guided by the applicable principles set forth in the Law.

2.	Policy Principles

2.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders’ compensation.

2.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable law and regulations as well as market practices and its conformity with the Company’s targets and strategy. As part of such a review, the Compensation Committee and the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of the Company’s goals, considering, among others, then prevailing market practices as well as the implementation of the Policy by the Company during previous years.

2.3.
Any proposed amendment to, or renewal of, the Policy, shall be brought before the shareholders of the Company (the “Shareholders”) who shall in any event review and re-approve the Policy at least every three years, or as otherwise required by Law.

2.4.
The approval procedures of Terms of Office and Employment as well as relevant background materials provided to the Compensation Committee and Board of Directors shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

B.	General

1.
The Company’s CEO shall be entitled to approve non-material changes (not exceeding 5% of the aggregate value of the Total Cash Compensation for such calendar year) in the Terms of Office and Employment of Executives subordinate to the CEO, without seeking the approval of the Compensation Committee.

2.
This Policy is set as guidance for the Company’s relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

C.	Executive Compensation

1.
When examining and approving the Executives’ Terms of Office and Employment, the Compensation Committee and Board of Directors shall review the following factors, and shall include them in their considerations and reasoning:

1.1.	The Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	The Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

1.3.	The Executive’s previous and current cost of compensation.

1.4.	The Company’s performance, market cap and growth, and general market conditions.

1.5.
The ratio between the Executive’s compensation cost, including all components of the Executive’s Terms of Office and Employment, and the cost of compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on workplace relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, to former Executives in the same or similar positions, to other positions with similar scopes of responsibilities inside the Company, and to Executives with same or similar positions in peer companies globally spread (a “Benchmark”). The Company shall determine the Company’s comparative peer groups to be examined under each Benchmark. The Benchmark shall include companies similar in parameters such as, among others, revenue, market cap, field of operation, annual income, number of employees, country of operation etc. The comparative information, shall address various components of compensation, as shall be applicable, including without limitation the base salary, variable cash incentives and equity and will rely, as much as possible, on external surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs;

ii.	Variable components, which may include: cash incentives and equity based compensation;

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance;

v.	Indemnification and exemption; and

vi.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of the above components, all in accordance with the position and responsibilities of each Executive, and taking into account the incentive that each component is supposed to serve, as detailed in this Policy.

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

5.	Base Salary:

5.1.	Company’s Executives shall be paid a cash salary (“Base Salary”) on a monthly basis.

5.2.
The purpose of the Base Salary is to provide cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience (both inside and outside the Company) and comparative information, such as the Benchmark, thereby creating an alignment between the Executive’s Base Salary and the aforementioned criteria, and ensuring the Company’s market global competitiveness in attracting Executives. The Compensation Committee and Board of Directors shall continue to exercise caution in implementing any Base Salary increases, to ascertain that any such increases, if and when approved, are reasonably and moderately made; As a guideline, the Compensation Committee and Board of Directors shall not approve such increases more than once every 3 years.

5.3.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of percentiles, that our Executives’ base salary shall meet, with respect to the peer group companies examined under the appropriate Benchmark; such percentile shall not exceed the 50th percentile, unless the Compensation Committee and Board of Directors deem that unique and special circumstances warrant a deviation from such cap.

5.4.	The value of the annual Base Salary out of the Total Compensation of each of our Executives shall be designed not to be more than 70% of such Executive’s Total Compensation.

6.	Benefits

Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Benefits which may be offered as part of the general employee benefits package (such as: private medical insurance, disability and life insurance, transportation (including Company car, a Company’s leased car or transportation allowance)[1] fully covered by the company including any tax gross up or tax payments incurred in this regard, education fund, etc.) – all in accordance with applicable local practices and legal requirements.

6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

6.1.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 25 days annually), subject to the minimum vacation days’ requirements per country of employment as well as the local national holidays.

6.1.5.
Additional benefits in excess of those detailed in Sections 6.1.1 - 6.1.4 above, the aggregate value of which, for each of our Executives, shall not exceed 10% of such Executive’s annual base salary (excluding with respect to relocation).

7.	Variable Components

7.1.
When determining the variable components as part of an Executive’s compensation package, the contribution of the Executive to the achievement of the Company and business unit’s goals, revenues, profitability and other key performance indicators shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components the majority of which shall be based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives

8.1.	Variable Cash Incentive Plan

8.1.1.	Cash incentive payments to our Executives shall be determined based on the Company’s and business unit’s performance and on their individual performance and contribution to the Company.

1 In this case such payment shall be added to the Executive’s Base Salary.

8.1.2.
Performance-based cash incentive compensation are intended to motivate and incentivize the Executive towards reaching Company, business unit and individual’s periodical and long-term goals and targets, and to reward periodical accomplishments in order to align Executive’s objectives with the Company’s, thus maintaining market competitiveness in attracting Executives.

8.1.3.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the “Cash Plan”) which will set forth, for each Executive, targets which form such Executive’s on target cash payment (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

8.1.4.
The Compensation Committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.

8.1.5.
The On Target Cash Plan of each Executive shall be calculated based on such Executive’s base salary, and shall not exceed: (i) with respect to the CEO- 100% of the annual Base Salary; and (ii) with respect to other Executives- 75% of the annual Base Salary.

8.1.6.	The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed ~~150%~~ 200% of the On Target Cash Plan.

8.1.7.
In the event that in a given year the Company’s NON GAAP Net Profit shall be less than US$6,000,000 (or a higher amount in the event determined so by the Board oof Directors in a given year) - no annual Cash Plan payment shall be paid to Executives.

8.1.8.
At least 50% of the On Target Cash Plan targets shall be measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company’s/ business unit’s revenues

•	Company’s/ business unit’s Operating Income

•	Pre-tax profits above previous fiscal year

•	Company’s/ business unit’s bookings

•	Collection

•	Customer satisfaction

•	Earning per share.

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

A portion of up to 50% of the targets may be based on non-measurable criteria, provided however that with respect to the CEO such portion shall not exceed 3 monthly base salaries of the CEO. Such non-measurable criteria shall include individual objectives defined in advance, based on, among others, the Executive’s expected performance and contribution with respect to such objectives.

8.1.9.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position in the Company, the Executive’s individual roles, and the Company and the applicable business unit’s long term and short term targets. The measurable targets shall include financial targets, which shall together weigh at least: (i) 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations/COO, VP HR etc.) and (ii)  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect ato n Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive’s unit and personal targets

8.1.10.
 The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company’s targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.	Change In Control Cash Payment

8.2.1
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control, a cash payment of up to 6 monthly Base Salaries, provided that in such change in control event which results in the receipt by the Company (or its shareholders) of consideration with a value representing, a premium of at least 40% above the average of the closing prices per share of the Company’s ordinary shares as quoted on the Nasdaq Stock Market over 20 trading days ending one day prior to the execution of the term sheet (or similar instrument) for such change of control event, such cash payment may be increased up to a total of 12 monthly Base Salaries of such Executive.

9.	Equity Based Compensation

9.1.
The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.2.
The grant of Equity Based Components is intended to align the interests of the Executive with those of the Shareholders, by creating a correlation between the Company’s success and the value of the Executive’s holdings.

9.3.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.4.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and shareholders and the effect of such grants on the dilution of its shareholders.

9.5.
Any grants of Equity Based Components shall be in accordance with and subject to the terms of the Company’s then applicable equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.6.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.

9.7.
The total yearly Equity Value granted shall not exceed (i) with respect to the CEO - 300% of his annual Base Salary; and (ii) with respect to all other Executives, 250% of such Executive’s annual Base Salary.

9.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution, provided however that at least 40% of the Equity Based Components granted to an Executive in each calendar year shall comprise of either options with a fair market value exercise price or shall be otherwise subject to performance-based vesting.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining separation package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
As a guideline, the notice period for the termination of an Executive shall not exceed three months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to an additional 3 months.

10.3.
Other than payments required under any applicable law, local practices, vesting of outstanding options or acceleration of options – if termination is in connection with a change in control, transfer or release of pension funds, manager’s insurance policies, etc. - the maximum separation package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive’s. separation package shall include any payment and/or benefit paid to an Executive in connection with such Executive’s separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company’s relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive’s annual Base Salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

12.2.
Our Compensation Committee and Board of Directors shall be authorized not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved.

D.	Director Remuneration:

Our non-executive and non-controlling directors (including external directors) (the “Directors”) may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participation fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced directors.

1.	Cash Compensation:

1.1.	The Company’s Directors shall be entitled to receive an equal cash fee per year and per meeting, as shall be determined from time to time subject to applicable provisions of the Law.

1.2.	The Company’s non-executive Chairman of the Board of Directors shall be entitled to receive an annual base salary which shall in no event exceed US$250,000.

1.3.
Company’s Directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation

2.1.
Each of the Directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed US$100,000.

2.2.
The Company’s non-executive Chairman of the Board of Directors shall be entitled to receive equity based compensation which total annual Equity Value at the time of grant, shall not exceed, 40% of his of his annual base salary.

2.3.	The equity based compensation of each of the Company’s Directors shall vest in quarterly installments.

2.4.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

E.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensation Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorized to provide our Office Holders with a liability insurance policy which aggregate coverage shall be limited to the higher of (i) US$30,000,000, or (ii) 10% of the Company’s market cap (based on the average closing price of the Company’s share on Nasdaq during the preceding 30 days), plus 20% additional coverage for claims-related costs, and the premium shall be up to US$1,000,000.

3.
Our Compensation Committee shall be authorized to (i) increase the coverage purchased, and/or the premium paid for such policies, by up to 20% per year, without an additional shareholders’ approval, if and to the extent permitted under the Law, and (ii) with respect to a specific material transaction or a series of related transactions, constituting together a material transaction - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts; in both (i) and (ii) - without an additional shareholders' approval, if and to the extent permitted under the Law.

F.	Miscellaneous

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

G.	Definitions:

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
Compensation Committee	A committee, satisfying the requirements of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other executive subordinated directly to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company’s financial statements. In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
AUGUST 18, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 16:00 p.m. on Wednesday, August 18, 2021 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

August 18, 2021

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3, 4, 5 AND 6
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Re-election of six directors:

1.1. Orit Stav	☐	☐	☐

1.2. Rafi Amit	☐	☐	☐

1.3. Yotam Stern	☐	☐	☐

1.4. Leo Huang	☐	☐	☐

1.5. I-Shih Tseng	☐	☐	☐

1.6. Moty Ben-Arie	☐	☐	☐

2. Re-election of two external directors:

2.1. Yael Andorn	☐	☐	☐

Do you have a "personal interest" in this item 2.1?
	YES	NO
Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Camtek, that is affiliated with such person, has a personal interest in the adoption of the proposal. For further information regarding "personal interest", please see the explanation under Item 1 of the Proxy Statement.

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 2.1; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

2.2. Yosi Shacham-Diamand	☐	☐	☐

Do you have a "personal interest" in this item 2.2? [Please find explanation regarding "personal interest" under item 2.1 above].
	YES	NO
PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 2.2; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

3. Approval of equity awards to each of the Company’s non-controlling directors.	☐	☐	☐

4. Approval of compensation to Rafi Amit, the Company’s Chief Executive Officer.	☐	☐	☐

Do you have a "personal interest" in this item 4?
[Please find explanation regarding "personal interest" under item 2.1 above].

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 4; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.
	YES	NO

5. Approval of certain amendments to the Company’s Compensation Policy.	☐	☐	☐

Do you have a "personal interest" in this item 5? [Please find explanation regarding "personal interest" under item 2.1 above].	YES	NO

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 5; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

6.    Re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditors until the conclusion of the 2022 annual general meeting of shareholders and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder __________________________________ Date  _________

Signature of Shareholder __________________________________ Date  _________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.